GLOBAL PARI-MUTUEL SERVICES, INC.



October 7, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Attention:  Ms. Lisa Sellars, Division of Corporation Finance

Re:  SEC letter dated September 29, 2009
     Global Pari-Mutuel Services, Inc.
     Form 10-K for the year ended December 31, 2008
     Filed April 1, 2009
     Form 10-Q for the quarter ended March 31, 2009
     Filed May 6, 2009
     Form 10Q for the quarter ended June 30, 2009
     Filed August 18, 2009
     File No. 0-32509

Dear Ms. Sellars.

Following please find our responses to your inquiries in your letter dated September 29, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008
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Note 6 - Agreement with Global Financial Solutions Holdings, Ltd, page F-15
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1. The agreement dated January 8, 2007, between Global Pari-Mutuel Services,
Inc. and Global Financial Solutions Holdings, Ltd ("GFS") with regard to GFS's acquisition of 50% of Royal Turf Club of Antigua, Inc. ("RTCA") provided for the following:

     (a) Section 7.6 of the agreement states that "The Shareholders agree that they shall vote their respective shares of Stock each year so to elect an individual designated by each of them to the Board, which shall be maintained at two persons unless the Shareholders otherwise determined." To date GFS has not elected an individual to serve as a member of the Board and RTCA has chosen Mr. James Egide, CEO of Global Pari-Mutuel Services, Inc. to serve as their board member.

     GFS and the Company have not reached any agreement either written or verbal wherein GFS agreed not to appoint a director to the board. GFS has simply never exercised it rights under the agreement to nominate a board member since the inception of the agreement.


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     (b) The are no restrictions provided for in the agreement which would preclude GFS from exercising their right an nominating a board member.

     (c) The agreement does not provide for any specific procedure after having not nominated a board member for GFS to later nominate a board member. They would merely exercise their right under the agreement to nominate a board member, since there is nothing in the agreement to preclude GFS from nominating a board member.

     (d) If each shareholder nominates a director to the board each would have equal powers and in accordance with Section 7.6 of the agreement; "The Board shall oversee the business and operations of RTCA in accordance with applicable law and the articles of association of RTCA." However, section
     7.2 of the agreement states "On the terms and subject to the provisions hereof, the Shareholders hereby agree that RTCN shall have general responsibility for the management and operations of RTCA as Manager." "RTCN" is a wholly owned subsidiary of the Company.

     Further Section 7.6 of the agreement states that "Although the Manager shall remain within the general direction and supervision of the Board, the Manager shall have the general responsibility for the management and operations of RTCA. The Manager agrees to fulfill its responsibilities in good faith and to dedicate sufficient resources to its efforts such that it can conduct the business of RTCA in a good and workmanlike manner. Unless the Board otherwise agrees, no person shall be entitled to compensation for serving as Manager hereunder; provided that such shall not prohibit RTCA for paying salaries to or otherwise reasonably compensating individuals within the employ of, or serving as contractors to, RTCA."

     (e) GFS has the ability in accordance with the agreement to nominate a director at least annually. There is nothing in the agreement that precludes GFS from nominating or not nominating a board member. To appoint their board member they only need nominate the person in accordance with the agreement.

Although Global Pari-Mutuel Services, Inc. only owns 50% of the outstanding common stock of RTCA, and if GFS appointed a director to the Board it would still be appropriate to consolidate RTCA since Global Pari-Mutuel Services exercises full control over the subsidiary RTCA. The Manager under direction of the Company has responsibility for the management and operations of RTCA and as such the Manager:

     a.   Establishes all policies and procedures for RTCA
     b. With assistance from the Company provides all technology needed and the development of that technology for ongoing operations of RTCA, and
     c.   Controls day to day operations and operating decisions of RTCA.
     d.   Makes all budgetary and financial decisions.

The Board of Directors simply supervise the Manager. The intent of the agreement is that the Manager has full control and responsibility for all operations and decisions as they relate to RTCA.

Given the above the consolidation of the financial results of RTCA is appropriate as Defined in ARB 51 and APB 18.


Sincerely

/s/ James A. Egide
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James A. Egide
CEO